February 3, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Nauticus Robotics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 28, 2022
File No. 333-267375

Ladies and Gentlemen:

On behalf of our client, Nauticus Robotics, Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated January 18, 2023, relating to the Company’s Amendment No. 1 to the Registration Statement on Form S-1 filed via EDGAR on December 28, 2022.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Registration Statement on Form S-1 (the “Amendment No. 2”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 1 to Form S-1 filed December 28, 2022

Prospectus Summary

Lock-up Agreement and Arrangements, page 7

1. Revise to update your discussion of the various lock-up agreements to clarify the specific dates upon which the agreements expired or will expire.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 7, and 8 of the Amended Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity, page 63

2. We note your response to prior comment 7 and the revised disclosure addressing certain payment and delivery delays. Here and in the prospectus summary and risk factors sections, please address the disparity between the projected revenues and the actual revenues for 2022, and clarify whether the company is dependent upon revenue from new contracts to fund its operations over the course of the next year. In this regard, we note the assertion on page 63 that "available cash on-hand together with the revenue from its existing and new contracts and the ability to reduce costs as necessary will provide [the company] with sufficient cash from operations to meet its obligations for at least one year from the issuance date of this report." Please also provide related risk factor disclosure.

The Company acknowledges the Staff’s comment. Projected revenue at the time of the initial S-1 (and S-4, as declared effective on August 12, 2022) assumed (i) production timelines for Hydronauts and Aquanauts that have since been delayed as disclosed and discussed throughout this prospectus, including in the risk factors, on pages 16–17, 23–24, 26–30, 40–41, 43–44 and (ii) the exercise of certain contractual options by customers that have not yet been realized. Actual 2022 revenues will be disclosed to the market with the filing of our annual report on Form 10-K. The assertion on page 63 regarding the Company having sufficient cash-on hand and anticipated contract revenue to meet its obligations for at least one year from the issuance date of this report is still true and correct.

General

3. We note your response to prior comment 1. Given that you are now seeking to register the offer and sale of additional securities, disclose the price that each selling securityholder or group of selling securityholders paid for such securities on the cover page.

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see the prospectus cover page of the Amended Registration Statement.

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Nicolaus Radford, Chief Executive Officer, Nauticus Robotics, Inc.